SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
--------------------------------------------------------------------------------
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                               GENAERA CORPORATION
                               -------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    36867G100
                                ----------------
                                 (CUSIP Number)

                                Norman Schleifer
                               Merlin BioMed Group
                           230 Park Avenue, Suite 928
                               New York, NY 10169
                            Telephone: (646) 227-5200

                  ---------------------------------------------
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)

                                    Copy to:

                              Richard Metsch, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000

                                December 2, 2002
                               ------------------
             (Date of Event which Requires Filing of this Statement)

--------------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box |_|.

Check the following box if a fee is being paid with this Statement |_|.

CUSIP No. 36867G100


(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     MERLIN BIOMED GROUP, LLC
     ---------------------------------------------------------------------------
     ---------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

|X|  (a) -----------------------------------------------------------------------

|_|  (b) -----------------------------------------------------------------------
         -----------------------------------------------------------------------


(3)  SEC Use Only --------------------------------------------------------------
     ---------------------------------------------------------------------------

(4)  Source of Funds (See Instructions) WC
                                       -----------------------------------------
--------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

|_|  ---------------------------------------------------------------------------

(6)  Citizenship or Place of Organization   Delaware
                                         ---------------------------------------
     ---------------------------------------------------------------------------

-------------------
    Number of                 (7)   Sole Voting Power   0
     Shares                                           --------------------------
   Beneficially               (8)   Shared Voting Power   958,000
    Owned by                                            ------------------------
      Each                    (9)   Sole Dispositive Power  0
   Reporting                                               ---------------------
   Person With               (10)   Shared Dispositive Power   958,000
                                                             -------------------
-------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person 958,000
                                                                  --------------
     ---------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
|_|  ---------------------------------------------------------------------------


(13) Percent of Class Represented by Amount in Row (11) 2.68%*
                                                       -------------------------
     ---------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions) CO
                                                --------------------------------

CUSIP No. 36867G100



*Merlin BioMed Group, L.L.C. ("MBG") is the general partner of Merlin BioMed, L.P. ("MBLP"), Merlin BioMed II, L.P. ("MBII") and Merlin BioMed III, L.P. ("MBIII"). As general partner, MBG has the shared power to vote or direct the vote and to dispose or direct the disposition of all 2,215,000 shares of Common Stock owned by MBLP, MBII and MBIII. MBG disclaims beneficial ownership of the shares of Common Stock referred to in this Statement, and the filing of this Statement shall not be construed as an admission that MBG is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any shares of Common Stock covered by this Statement.




(1)  Name of Reporting Person

     S.S. or I.R.S. Identification No. of Above Person

     MERLIN BIOMED INVESTMENT ADVISORS, LLC (on behalf of three managed accounts)
     ---------------------------------------------------------------------------
     ---------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

|X|  (a) -----------------------------------------------------------------------

|_|  (b) -----------------------------------------------------------------------
         -----------------------------------------------------------------------


(3)  SEC Use Only --------------------------------------------------------------
     ---------------------------------------------------------------------------

(4)  Source of Funds (See Instructions)    WC
                                       -----------------------------------------
     ---------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).
|_|  ---------------------------------------------------------------------------

(6)  Citizenship or Place of Organization Delaware


-------------------
    Number of                 (7)  Sole Voting Power   0
      Shares                                        ----------------------------
   Beneficially               (8)  Shared Voting Power    1,012,000
     Owned by                                          -------------------------
       Each                   (9)  Sole Dispositive Power   0
    Reporting                                            -----------------------
   Person With               (10)  Shared Dispositive Power    1,012,000
                                                           ---------------------
-------------------                ---------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person   1,012,000
                                                                 ---------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
|_|  ---------------------------------------------------------------------------

CUSIP No. 36867G100


(13) Percent of Class Represented by Amount in Row (11)  2.89%
                                                       -------------------------
     ---------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)  IA
                                                --------------------------------

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     MERLIN BIOMED, L.P.
     ---------------------------------------------------------------------------
     ---------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

|X|  (a) -----------------------------------------------------------------------

|_|  (b) -----------------------------------------------------------------------
         -----------------------------------------------------------------------

(3)  SEC Use Only --------------------------------------------------------------
     ---------------------------------------------------------------------------

(4)  Source of Funds (See Instructions)   WC
                                       -----------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

|_|  ---------------------------------------------------------------------------

(6)  Citizenship or Place of Organization   Delaware
                                         ---------------------------------------
     ---------------------------------------------------------------------------

-------------------
    Number of                 (7)  Sole Voting Power   0
      Shares                                        ----------------------------
   Beneficially               (8)  Shared Voting Power    482,022
     Owned by                                          -------------------------
       Each                   (9)  Sole Dispositive Power   0
    Reporting                                            -----------------------
   Person With               (10)  Shared Dispositive Power    482,022
                                                           ---------------------
-------------------                ---------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person   482,022
                                                                 ---------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
|_|  ---------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)   1.35%
                                                       -------------------------
     ---------------------------------------------------------------------------

CUSIP No. 36867G100

(14) Type of Reporting Person (See Instructions)  PN
                                                --------------------------------

(1)  Name of Reporting Person

     S.S. or I.R.S. Identification No. of Above Person

     MERLIN BIOMED II, L.P.
     ----------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

|X|  (a) -----------------------------------------------------------------------

|_|  (b) -----------------------------------------------------------------------

(3)  SEC Use Only --------------------------------------------------------------
     ---------------------------------------------------------------------------

(4)  Source of Funds (See Instructions)   WC
                                       -----
     ---------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

|_|  ---------------------------------------------------------------------------

(6)  Citizenship or Place of Organization    Delaware
                                         ---------------------------------------
--------------------------------------------------------------------------------

-------------------
    Number of                 (7)  Sole Voting Power   0
      Shares                                        ----------------------------
   Beneficially               (8)  Shared Voting Power    236,500
     Owned by                                          -------------------------
       Each                   (9)  Sole Dispositive Power   0
    Reporting                                            -----------------------
   Person With               (10)  Shared Dispositive Power    236,500
                                                           ---------------------
-------------------                ---------------------------------------------


(11) Aggregate Amount Beneficially Owned by Each Reporting Person   236,500
                                                                 ---------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
|_|  ---------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)   .66%
                                                       -------------------------
     ---------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)   PN
                                                --------------------------------

CUSIP No. 36867G100

(1)  Name of Reporting Person

     S.S. or I.R.S. Identification No. of Above Person

     MERLIN BIOMED III, L.P.
     -----------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

|X|  (a) -----------------------------------------------------------------------

|_|  (b) -----------------------------------------------------------------------

(3)  SEC Use Only --------------------------------------------------------------
     ---------------------------------------------------------------------------

(4)  Source of Funds (See Instructions)    WC
                                       ------
     ---------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

|_|  ---------------------------------------------------------------------------

(6)  Citizenship or Place of Organization    Delaware
                                          --------------------------------------
     ---------------------------------------------------------------------------

-------------------
    Number of                 (7)  Sole Voting Power   0
      Shares                                        ----------------------------
   Beneficially               (8)  Shared Voting Power    239,478
     Owned by                                          -------------------------
       Each                   (9)  Sole Dispositive Power   0
    Reporting                                            -----------------------
   Person With               (10)  Shared Dispositive Power    239,478
                                                           ---------------------
-------------------                ---------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person   239,478
                                                                 ---------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
|_|  ---------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)   .67 %
                                                       -------------------------
     ---------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions) PN
                                                --------------------------------

CUSIP No. 36867G100


(1)  Name of Reporting Person

     S.S. or I.R.S. Identification No. of Above Person

     STUART T. WEISBROD
     ------------------
     ---------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

|X|  (a) -----------------------------------------------------------------------

|_|  (b) -----------------------------------------------------------------------
         -----------------------------------------------------------------------

(3)  SEC Use Only --------------------------------------------------------------
     ---------------------------------------------------------------------------

(4)  Source of Funds (See Instructions)   WC
                                       -----------------------------------------
     ---------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

|_|  ---------------------------------------------------------------------------

(6)  Citizenship or Place of Organization   United States
                                          --------------------------------------
     ---------------------------------------------------------------------------

-------------------
    Number of                 (7)  Sole Voting Power   100,000
      Shares                                        ----------------------------
   Beneficially               (8)  Shared Voting Power    2,215,000
     Owned by                                          -------------------------
       Each                   (9)  Sole Dispositive Power   100,000
    Reporting                                            -----------------------
   Person With               (10)  Shared Dispositive Power    2,215,000
                                                           ---------------------
-------------------                ---------------------------------------------


(11) Aggregate Amount Beneficially Owned by Each Reporting Person   2,215,000
                                                                 ---------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

|X|  ---------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)    6.2%*
                                                       -------------------------

(14) Type of Reporting Person (See Instructions)    IN
                                                --------------------------------

CUSIP No. 36867G100


     *The 2,215,000 shares of Common Stock include 145,000 shares of Common Stock held by the members of Stuart T. Weisbrod's immediate family. Stuart
     T. Weisbrod disclaims beneficial ownership of all shares of Common Stock except for 100,000 shares of Common Stock, and the filing of this Statement shall not be construed as an admission that Stuart T. Weisbrod is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any shares of Common Stock of the Issuer covered by this Statement except for 100,000 shares of Common Stock.

     This Amendment No. 2 (this "Second Amendment") amends and supplements
     Schedule 13D Amendment No. 1 filed with the Securities and Exchange Commission on November 21, 2001 ("Amendment No. 1") jointly filed by Merlin BioMed Group, LLC, a Delaware limited liability company, Merlin BioMed Investment Advisors, LLC, a Delaware limited liability company (on behalf of three managed accounts), Merlin BioMed, L.P., a Delaware limited partnership, Merlin BioMed II, L.P., a Delaware limited partnership, Merlin BioMed III, L.P., a Delaware limited partnership, and Stuart T. Weisbrod, and is filed to reflect information required by Rule 13d-2 under the Securities Exchange Act of 1934, as amended, with respect to common stock, par value $0.001 per share (the "Common Stock"), of Genaera Corporation, a Delaware Corporation (the "Issuer"). Capitalized terms used in this First Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.


Item 4.      Purpose of Transaction.
             ----------------------

     To reduce the size of the filer's position because filer does not believe that management of the Issuer has taken necessary steps to enhance shareholder value.

Item 7.     Material to Be Filed as Exhibits.
            --------------------------------

     The Schedule of sales of shares of Common Stock within the past 60 days.

CUSIP No. 36867G100


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

December 9, 2002                    MERLIN BIOMED GROUP, L.L.C.

                                    /s/ Stuart T. Weisbrod
                                    ----------------------
                                    Name: Stuart T. Weisbrod
                                    Title: Managing Member


                                    MERLIN BIOMED INVESTMENT ADVISORS, L.L.C.

                                    /s/ Stuart T. Weisbrod
                                    ----------------------
                                    Name: Stuart T. Weisbrod
                                    Title: Managing Member


                                    MERLIN BIOMED, L.P.

                                   /s/ Stuart T. Weisbrod
                                   ----------------------
                                   Name: Stuart T. Weisbrod
                                   Title: Managing Member of General Partner


                                   MERLIN BIOMED II, L.P.

                                  /s/ Stuart T. Weisbrod
                                  ----------------------
                                  Name: Stuart T. Weisbrod
                                  Title: Managing Member of General Partner


                                  MERLIN BIOMED III, L.P.

                                  /s/ Stuart T. Weisbrod
                                  ----------------------
                                  Name: Stuart T. Weisbrod
                                  Title: Managing Member of General Partner



                                 /s/ Stuart T. Weisbrod
                                 ----------------------
                                 Name: Stuart T. Weisbrod

Exhibit

------------------------------------------------------------------------------------------------------------------------------------
Item Prt      Action   Trade Date      Amount Security     Price Broker  Gross Total Comm   SEC        Net
------------------------------------------------------------------------------------------------------------------------------------
   1MB2LP     Sell        11/21/2002      10700GENR         0.45JOST      4815         0    0.17      4814.83
   2MB3LP     Sell        11/21/2002       5700GENR         0.45JOST      2565         0    0.09      2564.91
   3MBINTL    Sell        11/21/2002      15800GENR         0.45JOST      7110         0    0.24      7109.76
   4MBLP      Sell        11/21/2002      20800GENR         0.45JOST      9360         0    0.32      9359.68
   5SW        Sell        11/25/2002     100000GENR         0.43burl     43000       500    1.44     42498.56
   6MB2LP     Sell        11/26/2002      22600GENR         0.45JOST     10170       226    0.34      9943.66
   7MBINTL    Sell        11/26/2002      33700GENR         0.45JOST     15165       337    0.51     14827.49
   8MBLP      Sell        11/26/2002      43700GENR         0.45JOST     19665       437    0.66     19227.34
   9MB2LP     Sell         12/2/2002     112200GENR         0.45JOST     50490         0    1.69     50488.31
  10MBINTL    Sell         12/2/2002     167000GENR         0.45JOST     75150         0    2.51     75147.49
  11MBLP      Sell         12/2/2002     216600GENR         0.45JOST     97470         0    3.25     97466.75
  12401k      Sell         12/3/2002      25000GENR       0.5038GARG     12595       250    0.42     12344.58